Rec'd 9/27/06

SI 06050407 OMMISSION
49

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25842

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/04 AND ENDING 6/30/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Goetz Batchker + Co, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S. P. Cooper + Co. LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 27 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

11/9

GOETZ, BATCHKER & CO., INC.

STATEMENT OF FINANCIAL CONDITION AND
SUPPLEMENTARY INFORMATION

JUNE 30, 2005

I, CRAIG A. BATCHKER, swear that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of GOETZ, BATCHKER & CO., INC. as of June 30, 2005, are true and correct. I further swear that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Craig A. Batchker
CEO

(Notary Public)

HERBERT G. KANARICK
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01KA2024475
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES FEBRUARY 28, 2006

GOETZ, BATCHKER & CO., INC.

STATEMENT OF FINANCIAL CONDITION AND
SUPPLEMENTARY INFORMATION
JUNE 30, 2005

TABLE OF CONTENTS

S.P. COO[illegible] & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1 EXECUTIVE BOULEVARD
YONKERS, NY 10701
914-709-1100
914-476-8901 FAX

Independent Auditor's Report

To the Officers and Directors of
Goetz, Batchker & Co., Inc.

We have audited the accompanying statement of financial condition of Goetz, Batchker & Co., Inc. as of June 30, 2005 and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Goetz, Batchker & Co., Inc. as of June 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

S P Cooper + Company LLP
S. P. Cooper + Company, LLP

September 13, 2005

GOETZ, BATCHKER & CO., INC.

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2005

ASSETS		
Cash and cash equivalents	$	103,340
Receivable from broker		70,380
Floor brokerage receivable		25,050
Deposits		100,680
Property and equipment, less accumulated depreciation of $ 114,320		65,540
Other assets		11,860
Total Assets	$	376,850
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	99,270
Liabilities subordinated to claims of general creditors:		
Subordinated loan agreement		30,000
Total Liabilities		129,270
Stockholders' Equity		
Common stock, no par value		
Authorized and issued: 200 shares		45,000
Additional paid-in capital		818,800
Accumulated deficit	(	610,420)
Less: Treasury stock, 100 shares at cost	(	5,800)
Total Stockholders' Equity		247,580
Total Liabilities and Stockholders' Equity	$	376,850

The accompanying notes are an integral part of these financial statements.

GOETZ, BATCHKER & CO., INC.

STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2005

Income	
Commissions & floor brokerage	$ 1,420,370
Interest income	1,820
Total Income	1,422,190
EXPENSES	
Officers' compensation	850
Commissions, other compensation, floor brokerage	890,160
Stock exchange fees	41,060
Other expenses	723,010
Total Expenses	1,655,080
NET LOSS	$(232,890)

The accompanying notes are an integral part of these financial statements.

GOETZ, BATCHKER & CO., INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED JUNE 30, 2005

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Total Stockholder's Equity
Balance July 1, 2004	$ 45,000	$ 424,800	$(406,120)	$(5,800)	$ 57,880
Adjustment to reconcile prior period to Focus Reports	0	0	28,590	0	28,590
Contributed capital	0	394,000	0	0	394,000
Net Loss	0	0	(232,890)	0	(232,890)
Balance, June 30, 2005	$ 45,000	$ 818,800	$(610,420)	$(5,800)	$ 247,580

The accompanying notes are an integral part of these financial statements.

GOETZ, BATCHKER & CO., INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED JUNE 30, 2005

Balance, July 1, 2004	$ 30,000
Balance, June 30, 2005	$ 30,000

The accompanying notes are an integral part of these financial statements.

Note1 - Nature of Business and Summary of Significant Accounting Policies

a) Nature of Business

Goetz, Batchker & Co., Inc. (the "Company") is a New York State corporation formed for the purpose of conducting business as a broker-dealer in securities. The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

(b) Revenue Recognition

Securities transactions (and the related commission revenues and expenses) are recorded on a trade date basis. There is no material difference between the settlement and trade date.

(c) Cash Equivalents

Included in cash and cash equivalents are money funds totaling $ 103,340 that the Company has defined as cash in bank.

(d) Depreciation

Depreciation is computed on the accelerated cost of recovery method over the estimated useful lives of the assets.

(e) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2005

Note 2 - Management's Business Plan

As reported in the accompanying and past financial statements, the Company incurred a net loss of $ 232,890 during the current period and a net loss of $ 420,000 during the previous years. Adverse economic conditions have limited the Company's ability to generate sufficient revenues and cash to cover its expenses and meet its current obligations. As a result, a shareholder has contributed capital during the fiscal years ending June 30, 2005, June 30, 2004 and June 30, 2003 totaling $ 394,000, $ 325,800 and $ 91,000, respectively.

Accordingly, management is in the process of implementing a plan to reduce expenses and expand revenues. Furthermore, its majority shareholder has committed to provide sufficient capital to satisfy regulatory and contractual net capital needs for the near future.

Note 3 - Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors repreent amounts of $ 20,000 and $ 10,000 payable to the family of the Chairman. These subordinated liabilities have automatic rollover provisions, which extend their maturities annually. The loans bear interest at the rate of 12% and 10% per annum, respectively. The interest has not been paid.

The subordinated borrowing agreements have been approved by the New York Stock Exchange, Inc. in computing net capital under the SEC Uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 4 - Defined Contribution Profit Sharing Plan

The Company sponsors a defined contribution profit sharing plan covering substantially all of its employees. Contributions are determined at the discretion of the employer. No contributions were made for the year ended June 30, 2005.

Note 5 - Rental Arrangements

The Company leases office space at $ 18,000 per year plus utilities. The lease runs until 2009.

Note 6 - Net Capital Requirement

The Company's net capital requirement, under rule 15c3-1 of the SEC, was $ 6,620 whereas the net capital as computed amounted to $ 101,580, leaving excess net capital of $ 94,960. The capital ratio was 98% versus an allowable maximum of 1500%.

BROKER OR DEALER

Goetz, Batchker & Co., Inc. as of 06/30/05

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 247,583	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			247,583	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			30,000	3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 277,583	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 77,400	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(77,400)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 200,183	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	2,014	3734		
D. Undue concentration		3650		
E. Other (List)		3736	(2,014)	3740
10. Net Capital			$ 198,169	3750

OMIT PENNIES

See independent auditor's report.

S.P. COOPER & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1 EXECUTIVE BOULEVARD
YONKERS, NY 10701
914-709-1100
914-476-8901 FAX

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Officers & Directors of
Goetz, Batchker & Co., Inc.

Gentlemen:

In planning and performing our audit of the financial statements and supplementary information of Goetz, Batchker & Co., Inc. (the "Company") for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

responsibility... safeguarded against loss from unauthorized use or dispositic ...d that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding an n our study, we believe that the Company's practices and procedures were adequate at June 30, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SP Cooper & Company LLP

S. P. Cooper + Company, LLP

September 13, 2005